

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

Via E-mail
Mr. Richard J. Schweppe
Chief Financial Officer
CorVel Corp.
2010 Main Street, Suite 600
Irvine, California 92614

  Re: CorVel Corp.
  Form 10-K for the Fiscal Year Ended March 31, 2014
  Filed June 12, 2014
  File No. 000-19291

Dear Mr. Schweppe:

  We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 22

1. Please confirm to us that you and Haskell & White LLP applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013. Represent to us that you will identify the framework utilized in future filings on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 37

2. Please provide us proposed revised disclosure to be included in future periodic reports of the changes in your service revenues period over period that clearly delineates and

quantifies price versus volume changes for existing services and the impact of any new services provided. Please see Item 303(a)(3)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant